Exhibit 3.6

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

OF

NARA BANCORP, INC.

Nara Bancorp, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), hereby certifies that:

FIRST: The name of this Corporation is Nara Bancorp, Inc. and the date of filing of the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was June 5, 2000.

SECOND: Article IV, Section A of the Certificate of Incorporation of this Corporation, as the same has been amended to date, is hereby amended and restated in its entirety to read as follows:

“A. The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is one hundred and sixty million (160,000,000) shares, one hundred fifty million (150,000,000) shares of which shall be Common Stock (the “Common Stock”) and ten million (10,000,000) shares of which shall be Preferred Stock (the “Preferred Stock”). The Preferred Stock shall have a par value of $0.001 per share and the Common Stock shall have a par value of $0.001 per share.”

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This Certificate of Amendment to Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the holders of a majority of the outstanding shares of stock entitled to vote thereon and by the Board of Directors of this Corporation.

IN WITNESS WHEREOF, NARA BANCORP, INC. has caused this Certificate of Amendment to Certificate of Incorporation to be signed by the Assistant Secretary on this 14th day of October 2011.

NARA BANCORP, INC.

By:	/s/ Helen K. Hong
Helen K. Hong Assistant Secretary